Exhibit 99.1

Thank you CORPORATE PRESENTATION February 2019

Forward - Looking Statements and Kitov ’ s Safe Harbor Statement Ϯ This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . Certain statements in this presentation are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Forward - looking statements can be identified by the use of forward - looking words such as “ believe ” , “ expect ” , “ intend ” , “ plan ” , “ may ” , “ should ” , “ could ” , “ might ” , “ seek ” , “ target ” , “ will ” , “ project ” , “ forecast ” , “ continue ” or “ anticipate ” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully acquire, develop or commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions ; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “ Risk Factors ” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC ’ s website, http : //www . sec . gov .

Company Profile • Publicly traded on TASE 2013 ; IPO on NASDAQ in November 2015 • Tickers: KTOV (ADSs); KTOVW (Warrants) • Cash on hand (as of January 2019 ): Ε $ 13 M • Market Cap: $ 24 M* • Issued & outstanding capital equivalent to 19.5 million ADSs ϯ • Management team with proven track record in drug development, NDA submissions and FDA approvals • Consensi ™ manufacturing and CMC activity partnered with Dexcel Pharma, Israel ’ s largest private pharmaceutical company * As of February 5 th , 2019 Innovative Pharmaceutical Company Leveraging Deep Regulatory and Drug Development Expertise • NT - 219 - small molecule designed to overcome cancer drug resistance • Consensi ™ - approved by FDA to treat osteoarthritic pain and hypertension • Consensi ™ is licensed for marketing in the U.S., China and S. Korea PROVEN TEAM COMPELLING VALUE DIVERSE PIPELINE ADDRESSING LARGE MARKETS

Experienced Management



Paul Waymack, M.D., Sc.D.
Chairman of the Board & Chief Medical Officer
Former FDA medical officer



Isaac Israel
Chief Executive Officer
Former CEO of BeeContact (TASE: BCNT), NextGen Biomed (TASE: NXGN)



Gil Efron
Deputy CEO and Chief Financial Officer
Formerly at Kamada (NASDAQ: KMDA)



Gil Ben-Menachem, Ph.D., MBA
Vice President, Business Development
Formerly at Paramount, Teva, Dexcel, NIH



Hadas Reuveni, Ph.D.
Founder & Chief Technology Officer - TyrNovo
Formerly at Keryx (NASDAQ: KERX)

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ϱ Expected Date Milestone H 1 / 2019 NT - 219 - Complete pre - clinical development plan H 2 / 2019 NT - 219 - Submit IND application to FDA H 2 / 2019 NT - 219 - Collaboration agreement with potential strategic partner H 2 / 2019 NT - 219 - Initiation of a clinical study H 2 / 2019 Consensi™ - Complete preparation for U.S. launch 2019 In license/acquire additional drug candidate Milestone Schedule

ϲ Consensi ™

About Consensi ™ Full U.S. Prescribing Information is available at: www.consensi.com • Approved for marketing by U.S. FDA on May 31 , 2018 • Clinical data showed Consensi ™ was more effective at lowering blood pressure than amlodipine alone • Clinical data also demonstrated beneficial renal function measures • Formulated with 200 mg celecoxib and three different dosages ( 2.5 , 5 , 10 mg) of amlodipine • Manufactured by Dexcel Pharma – Israel ’ s largest private pharmaceutical company ϳ Simultaneous treatment of osteoarthritic pain and hypertension Fixed dose combination of Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer ’ s Celebrex®) + Amlodipine, a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) *Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc.

Consensi ™ U.S. Target Markets ϴ Consensi ™ targets osteoarthritic patients currently treated with NSAIDs (celecoxib as well as others) who also suffer from existing or newly diagnosed hypertension OSTEOARTHRITIS 50 million patients* NSAIDs 60 % of all OA Rxs * Arthritis Foundation: http://www.arthritis.org/ ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011 – 2012 ARTHRITIS PREVALENCE* • More than 50 million adults in the U.S. have doctor - diagnosed osteoarthritis • 67 million people are expected to have doctor - diagnosed osteoarthritis by 2030 HYPERTENSION PREVALENCE** • 29 % of U.S. adults older than 18 • 65 % of U.S. adults older than 60 COMORBIDITIES • 44 % of adults with high blood pressure have osteoarthritis** HYPERTENSION Celecoxib 24 % of all NSAIDs Consensi ™

Consensi ™ Benefits All Stakeholders ϵ Consensi ™ is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Consensi ™ • Treats two conditions simultaneously • Increases convenience (one pill instead of two) • Lowers co - pay Patients Physicians • Improves patient compliance • Reduces concerns related to NSAID side effects Payors • Lowers disease burden • Improves patient health • Lowers overall healthcare costs

Consensi ™ Commercialization ϭϬ South Korea - Exclusively licensed to Kuhnil Pharmaceuticals (March 2017 ) U.S. - Exclusively licensed to Coeptis Pharmaceuticals. Milestone payments $ 3.5 M, 60% - 40 % profit sharing (January 2019 ) China - Exclusively licensed to Changshan Pharma. Milestone payments up to $ 9.5 M, double - digit royalties (May 2018 )

ϭϭ NT - 219

NT - 219 : Overcoming Cancer Drug Resistance ϭϮ • A novel small molecule that prevents, reverses, and delays resistance to anti - cancer drugs • Demonstrated outstanding efficacy in patient - derived xenograft (PDX) models • Favorable response received from FDA in pre - IND meeting • Ongoing preclinical work; IND expected in 2019 • Initial dose escalation clinical study in combination with approved oncology drugs expected H 2 / 2019 • Long - term strategy to develop NT - 219 , in combination with other oncology drugs for additional indications, either alone or in collaboration with strategic partners

NT - 219 : Mechanism of Action • Anti - cancer drugs induce activation of two feedback pathways, STAT 3 and IRS, both known modulators of tumor survival, metastasis and drug resistance • NT - 219 binds directly to STAT 3 and IRS 1 / 2 , and enhances the tumors ’ response to the approved drugs • STAT 3 is known to be active in the immune evasion mechanism of the tumor • Short exposure of cancerous cells to NT - 219 was sufficient to trigger irreversible shutdown of these pathways, resulting in a long - term anti - cancer effect 13

NT - 219 Prevents Acquired Resistance to EGFR Inhibitor (Tarceva®) in Head and Neck Cancer Results in PDX Models 14 NT - 219 Reverses Existing Resistance to Tarceva® in Head and Neck Tumors NT - 219 Delays Recurrence of Tumors of Head and Neck with Cetuximab ) 3 mm Tumor volume ( NT - 219 Prevents Acquired Resistance to MEK Inhibitor ( Mekinist ®) in Mutated - BRAF Anaplastic Thyroid Cancer

NT - 219 Converts Non - Responding Tumors to Keytruda® to Responders in Humanized PDX of Esophagus Cancer Results in Immuno - Oncology PDX Model in Combination with Keytruda® 15 Double autologous model - tumors and PBMCs of the same patient

NT - 219 Converts Non - Responding Tumors to Responders to Gemcitabine in 4 / 4 PDX Models of Pancreatic Cancer Days Days 25 Days Days ) 3 mm Tumor volume ( ) 3 mm Tumor volume ( ) 3 mm Tumor volume ( ) 3 mm Tumor volume ( Efficacy in Pancreatic Cancer Models 16

Summary of Demonstrated Efficacy

NT-219 will be developed in combination with approved oncology drugs to increase efficacy, expand target population, and extend treatment duration

	TYPE	DRUG (TRADE NAME)	CANCER TYPE	OWNED BY
Targeted Drugs	Antibody	Cetuximab (Erbitux®)	Head and Neck	Lilly
		Cetuximab (Erbitux®) + FOLFOX/FOLFIRI	Colon (wt KRAS)	
	Kinase Inhibitors	Erlotinib (Tarceva®)	Head and Neck	Roche, astellas
		Afatinib (Giotrif®)	Head and Neck	Boehringer Ingelheim
		Osimertinib (Tagrisso®)	Lung	AstraZeneca
		Vemurafenib (Zelboraf®)	Melanoma	Roche
		Trametinib (Mekinist®)	Thyroid	NOVARTIS
		Everolimus (Afinitor®)	Uterine Adenosarcoma	
Chemotherapy		Gemcitabine (Gemzar®)	Pancreatic	Lilly
		5FU, Oxaliplatin (FOLFOX)	Colon	SANOFI
		Docetaxel (Taxotere®)	Prostate	
Immunotherapy	Antibody	Pembrolizumab (Keytruda®)	Melanoma, NSCLC, Head and Neck	MERCK

kitov PHARMA
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NT - 219 Development Plan ϭϴ H 1 2019 2020 Complete pre - clinical development plan H 2 2019 submit IND application to FDA H 2 2019 Initiation of Phase II expansion arm Completion of Phase I H 2 2020 Initiation of Phase I/II does escalation study

Summary Proven management team • Management team with track record in drug development and regulatory expertise Balanced and diverse pipeline • Consensi ™ approved for marketing in the U.S. by FDA, licensed in the U.S., China and S. Korea • NT - 219 IND expected in 2019 Large m arket potential • Consensi™ addresses large target population • NT - 219 has blockbuster potential in multiple malignancies Strong IP portfolio • Consensi™ is U.S. patent protected through 2030 • NT - 219 composition patent was granted, combination patents are pending 26 19

Thank you Company Headquarters One Azrieli Center Round Tower, Floor 19 132 Begin Road Tel Aviv 670110 Israel US Medical Research Office 1615 Suter's Lane NW Washington DC 20007 Contact Us Email: IR@kitovpharma.com www.kitovpharma.com Tel . 972 3 9333121

Ϯϭ Appendix A - Consensi ™ Clinical Data

Medical Rationale ϮϮ Celecoxib (the active ingredient in Pfizer's Celebrex®) • The only widely prescribed selective COX - 2 NSAID approved in the U . S . (unlike non - selective NSAIDs, celecoxib carries limited gastrointestinal risks) • Since 2005 , has an FDA - mandated “ black box ” label warning of increased cardiovascular risks • According to FDA, cardiovascular risks can occur as early as the first few weeks of using an NSAID, and may increase with longer use Amlodipine ( the active ingredient in Pfizer's Norvasc®) • Calcium channel blocker ; anti - hypertensive • Unlike other blood pressure - lowering drug groups – such as diuretics, ACE inhibitors, and angiotensin II receptor antagonists – calcium channel blockers do not cause deterioration of renal function, including possible acute renal failure* * The FDA Safety Information and Adverse Event Reporting Program; http://www.fda.gov/Safety/MedWatch/SafetyInformation/ucm 270998 .htm

Consensi ™ Phase III Trial Design Ϯϯ Demonstrate that the reduction in blood pressure in the Consensi ™ arm is at least 50 % of the reduction in the amlodipine arm Measurement of pain was not required by FDA Primary endpoint Newly diagnosed hypertensive patients Celecoxib 200 mg + Amlodipine 10 mg AMLODIPINE 10 mg CELECOXIB 200 mg PLACEBO Data Collection and Statistical Analysis Double - blind, placebo - controlled, multi - center study N = 152 4 - arm trial with 30 - 45 patients in each arm 2 weeks of treatment Consensi ™

Consensi ™ Phase III Trial Results • Primary efficacy endpoint was successfully achieved (P= 0.001 ) • Demonstrated 2.5 x better blood pressure reduction than FDA requirement ( 50 % of amlodipine arm) • Demonstrated consistent reduction in all measures of blood pressure • Observed beneficial renal functions: • Additional Phase III/IV clinical trial to scientifically validate the renal benefits (not required for NDA submission) was completed. Topline results were announced in October, 2017 Ϯϰ * Error bars – standard error of mean Blood Pressure Reduction of Consensi ™ vs. Amlodipine and Celecoxib* Consensi ™ demonstrated even better BP reduction than same amount of amlodipine given without celecoxib Measure Consensi™ Amlodipine Creatinine plasma level reduction - 3.22 μ mol/L - 2.55 μ mol/L Peripheral edema (% patients) 8.2% 15.6%

Consensi™ Phase III/IV Clinical Trial Design Ϯϱ Hypertensive patients (following a wash - out period) Celecoxib 200 mg + Amlodipine 10 mg AMLODIPINE 10 mg CELECOXIB 200 mg PLACEBO Data Collection and Statistical Analysis Double - blind, placebo - controlled, multi - center study N = 1 Ϭ 2 3 - arm trial 2 weeks of treatment Consensi ™ Demonstrate that the reduction in blood pressure in the Consensi ™ arm is at least 50 % of the reduction in the amlodipine arm Improvements of renal function measurements Primary endpoint Secondary endpoints

Consensi ™ Phase III/IV Clinical Trial Results Ϯϲ • Primary efficacy endpoint successfully met (p= 0.019 ), thus Phase III trial results validated • Statistically significant reduction of serum creatinine observed vs. baseline • Consensi ™ enhanced the creatinine reduction by an average of 102 % vs. amlodipine alone • Consensi ™ demonstrated systolic blood - pressure reduction comparable to amlodipine Consensi ™ (n= 48 ) Amlodipine (n=49) Creatinine plasma level reduction - 3.48 μ mol/L - 1.72 μ mol/L p - value 0.0005 0.075